QUANTITATIVE ALPHA TRADING INC. (FORMERLY RTN STEALTH SOFTWARE INC.) CHANGES

CORPORATE NAME, STREAMLINES CAPITAL STRUCTURE AND STRENGTHENS  BALANCE SHEET FOR

GROWTH

CNSX: RTN

Toronto,   Ontario:   March   31,   2011   –  Following  the  conclusion  of  a  successful  annual  meeting  of  the

Company  on  March  30,  2011  in  Toronto,  Todd  Halpern,  Chair  of  the  Board  of  Directors,  announced  a series of reorganizational decisions that were unanimously approved by the shareholders.

“In  addition  to  expanding  our  Board  and  considerably  strengthening  the  governance  and  management of the corporation with a broadened leadership team of remarkable depth and experience (see separate release  today),  the  shareholders  have  approved  a  number  of  fundamental  changes  to  the  Company’s organizational  and  capital  structure  that  will  afford  investors  greater  transparency,  as  well  as  improve the Company’s prospects for growth”, he said.

“Firstly,  in  order  to  position  itself  for  an  improved  and  upgraded  listing  profile  over  the  coming  months,

the   Company   has   approved   its   continuance   from   British   Columbia   into   Ontario   as   its   governing

jurisdiction,  has  adopted  a  comprehensive  new  general  bylaw  and  has  changed  its  name  to  Alpha

Quantitative Trading Inc. The Articles of Continuance will be filed forthwith.”

“Secondly, in order to simplify and streamline its capital structure,  the shareholders have authorized the early  conversion  of  5,250,000  special  Class  B  preferred  Shares  into  52,500,000  common  shares,  thereby ensuring  that  all  of  its  issued  and  outstanding  equity  is  represented  by  voting  common  shares.  In addition,  the  Company  has  streamlined  and  normalized  its  capital  structure  by  eliminating  all  special classes of shares in favour of common shares with only one authorized class of preferred shares”.

Prior  to  the  meeting,  the  Company  had  significantly  strengthened  its  balance  sheet  in  two  ways  as  part of  its  broader  strategy  to  capitalize  on  the  market  opportunities  that  management  has  identified.  All  of the  Company’s  debt  (apart  from  usual  trade  payables),  as  represented  by  promissory  notes  in  the aggregate  principal  amount  of  US$2,407,212,  has  now  been  eliminated.  Specifically,  in  full  and  final satisfaction of US$2,486,930.28 in principal and interest owing under the notes, the Company has issued

41,307,100  common  shares  to  a  group  of  investors  led  by  Mr.  Halpern  who  agreed  to  purchase  the notes to enable this restructuring.

In   addition,   the   Company   has   successfully   recapitalized   itself   by   raising   an  additional   C$2,500,000

through a non-brokered private placement of units taken  up mostly by existing and  new  directors of the

Company.  The  private  placement  consisted  of  (1)  9,523,809  common  shares  issued  in  connection  with  a

December/January  closing  and  (2)  warrants  on  38,095,238  common  shares  that  are  exercisable  until

close  of  business  today.    As  a  result  of  the  private  placement  and  the  anticipated  exercise  of  the warrants by all holders, it is expected that an additional 48,619,047 common shares will be issued.

DM_TOR/286344-00002/4559431.4

“We  are  very  pleased  at  what  has  been  accomplished  to  reposition  the  Company  for  growth,  especially through  the  streamlining  of  its  capital  structure  and  the  strengthening  of  its  balance  sheet”,  said  Mr.

Halpern.  “Now  the  Board  and  management  can  turn  their  full  attention  to  building  the  business  and creating shareholder value.”

Except  for  historic  information,  the  matters  discussed  in  this  document  contain  certain  forward-looking statements.  These  statements  involve  known  and  unknown  risks,  delays,  uncertainties  and  other  factors not  under  the  Corporation's  control  that  may  cause  actual  results,  levels  of  activity,  performance  or achievements to be materially different from the results, levels of activity, performance, achievements  or expectations expressed or implied by these forward-looking statements.

CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

For further information:

M. Corey Goldman

Fleishman-Hillard

1-416-214-0701

corey.goldman@fleishman.ca

Jim McGovern

QAT / Arrow Hedge Partners

1-416-323-0477

jim@qatinc.com

DM_TOR/286344-00002/4559431.4